October 24, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Safe-T Group Ltd. (CIK: 0001725332)
Registration Statement No. 333-233976 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

A.G.P./Alliance Global Partners, as representative of the underwriters, hereby withdraws its request submitted on October 22, 2019 for acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities Act of 1933, as amended (the “Securities Act”) on October 24, 2019 at 5:00 p.m., Eastern Time.

Further, pursuant to Rule 461 of the Securities Act, we hereby request acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time, October 28, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Securities Act, please be advised that we, acting on behalf of the several underwriters, will distribute as many electronic copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution.

By:	A.G.P./ALLIANCE GLOBAL PARTNERS

	By:	/s/ Thomas Higgins
Name: Thomas Higgins
Title: Managing Director, Investment Banking